Communications Sales & Leasing, Inc.

4001 Rodney Parham Road

Little Rock, Arkansas 72212

December 2, 2014

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Communications Sales & Leasing, Inc.

Form 10

Filed October 24, 2014

File No. 001-36708

Dear Mr. Kluck:

We are in receipt of your comment letter dated November 24, 2014 regarding the above-referenced filing. The Company and its advisers are reviewing the comments to its Form 10 registration statement with a view to addressing the comments as soon as practicable. Please be advised that the Company intends to make an amended filing to respond to the Staff’s comments, and to update, clarify and render more complete the information contained therein, no later than the week of December 22, 2014. While we do not anticipate any difficulties in meeting that schedule, if for any reason we are unable to make that date, we would of course contact you in advance.

If you have any questions or require additional information, please contact Robert B. Pincus of our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, at (302) 651-3090.

Sincerely,

/s/ Anthony W. Thomas
Anthony W. Thomas
President and Chief Executive Officer

cc:	Robert B. Pincus, Esq., Skadden, Arps, Slate, Meagher & Flom LLP (via email)